UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SunOpta Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

8676EP108

(CUSIP Number)

October 21, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 8676EP108	13G/A	Page 2 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	11,957,855
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	11,957,855
9.	aggregate amount beneficially owned by each reporting person	11,957,855
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	13.60%
12.	type of reporting person (See Instructions)	PN, IA

CUSIP No. 8676EP108	13G/A	Page 3 of 14 Pages

13.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Advisory Partners GP LLC
14.	check the appropriate box if a group*	(a) ☒ (b) ☐
15.	sec use only
16.	citizenship or place of organization Delaware, United States of America
number of shares	17.	sole voting power	0
beneficially owned by	18.	shared voting power	11,957,855
each reporting	19.	sole dispositive power	0
person with:	20.	shared dispositive power	11,957,855
21.	aggregate amount beneficially owned by each reporting person	11,957,855
22.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
23.	percent of class represented by amount in row (9)	13.60%
24.	type of reporting person (See Instructions)	PN

CUSIP No. 8676EP108	13G/A	Page 4 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Philip J. Hempleman
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	11,957,855
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	11,957,855
9.	aggregate amount beneficially owned by each reporting person	11,957,855
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	13.60%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 8676EP108	13G/A	Page 5 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners I GP LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	11,957,855
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	11,957,855
9.	aggregate amount beneficially owned by each reporting person	11,957,855
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	13.60%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 8676EP108	13G/A	Page 6 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Healthcare Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	100,000
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	100,000
9.	aggregate amount beneficially owned by each reporting person	100,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	0.11%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 8676EP108	13G/A	Page 7 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Partners Renewable Energy Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	9,500,155
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	9,500,155
9.	aggregate amount beneficially owned by each reporting person	9,500,155
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	10.80%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 8676EP108	13G/A	Page 8 of 14 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Duckdive Fund, L.P.
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Delaware, United States of America
number of shares	5.	sole voting power	0
beneficially owned by	6.	shared voting power	2,347,700
each reporting	7.	sole dispositive power	0
person with:	8.	shared dispositive power	2,347,700
9.	aggregate amount beneficially owned by each reporting person	2,347,700
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	2.67%
12.	type of reporting person (See Instructions)	PN

CUSIP No. 8676EP108	13G/A	Page 9 of 14 Pages

13.	names of reporting persons i.r.s. identification no. of above persons (entities only) Ardsley Ridgecrest Partners Fund, L.P.
14.	check the appropriate box if a group*	(a) ☒ (b) ☐
15.	sec use only
16.	citizenship or place of organization Delaware, United States of America
number of shares	17.	sole voting power	0
beneficially owned by	18.	shared voting power	10,000
each reporting	19.	sole dispositive power	0
person with:	20.	shared dispositive power	10,000
21.	aggregate amount beneficially owned by each reporting person	10,000
22.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
23.	percent of class represented by amount in row (9)	0.01%
24.	type of reporting person (See Instructions)	PN

CUSIP No. 8676EP108	13G/A	Page 10 of 14 Pages

Item 1.
(a) Name of Issuer:	SunOpta Inc.
(b) Address of Issuer’s Principal Executive Offices:	2233 Argentia Road Mississauga, Ontario L5N 2X7, Canada

Item 2.
(a) Name of Person Filing:	This Amendment No. 1 to Schedule 13G (the “Schedule”) is being filed with respect to shares of Common Stock (as defined below) of SunOpta Inc. (the “Issuer”) which are beneficially owned by Ardsley Advisory Partners LP(the “Advisor”), Philip J. Hempleman (“Hempleman”), Ardsley Advisory Partners GP LLC (the “Advisor General Partner”), Ardsley Partners I GP LLC (the “General Partner”), Ardsley Partners Renewable Energy Fund (the “Renewable Energy Fund”), Ardsley Duckdive Fund, L.P. (the “Duckdive Fund”), Ardsley Healthcare Fund, L.P. (the “Healthcare Fund”), and Ardsley Ridgecrest Partners Fund, L.P. (the “Ridgecrest Fund”) (together, the “Reporting Persons”). See Item 4 below.
(b) Address of Principal Business Office or, if none, Residence:	262 Harbor Drive Stamford, CT 06902
(c) Citizenship:	The Advisory General Partner and the General Partner are Delaware limited liability companies. The Advisor, the Healthcare Fund, the Renewable Energy Fund, the Duckdive Fund and the Ridgecrest Fund are Delaware limited partnerships. Hempleman is a United States Citizen.

(d) Title of Class of Securities:	Common Stock

(e) CUSIP Number:	8676EP108

Item 3.              If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 8676EP108	13G/A	Page 11 of 14 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Persons is based on the 87,940,787 outstanding shares of Common Stock of the Issuer, as disclosed on the Issuer’s 10-Q filed with the SEC on August 7, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2

Item 9.	Notice of Dissolution of Group.

CUSIP No. 8676EP108	13G/A	Page 12 of 14 Pages

Item 10.	Certification.

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b) with respect to the Advisor:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c) with respect to the Advisory General Partner, the General Partner, Hempleman, the Renewable Energy Fund, the Healthcare Fund, the Duckdive Fund, and the Ridgecrest Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

CUSIP No. 8676EP108	13G/A	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2019
Date

ARDSLEY ADVISORY PARTNERS LP
By: Ardsley Advisory Partners GP LLC, its general partner

By: Steve Napoli/ Member of its general partner
Name/Title

/s/ Steve Napoli
Signature

October 28, 2019
Date

ARDSLEY ADVISORY PARTNERS GP LLC

By: Steve Napoli/ Member
Name/Title

/s/ Steve Napoli
Signature

October 28, 2019
Date

ARDSLEY PARTNERS I GP LLC

By: Steve Napoli/ Member
Name/Title

/s/ Steve Napoli
Signature

October 28, 2019
Date

PHILIP J. HEMPLEMAN

By: Steve Napoli/Attorney-in Fact for Philip J. Hempleman
Name/Title

/s/ Steve Napoli*
Signature

CUSIP No. 8676EP108	13G/A	Page 14 of 14 Pages

October 28, 2019
Date

ARDSLEY HEALTHCARE FUND, L.P.

By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member of its general partner

October 28, 2019
Date

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member of its general partner

October 28, 2019
Date

ARDSLEY DUCKDIVE FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member of its general partner

October 28, 2019
Date

ARDSLEY RIDGECREST PARTNERS FUND, L.P.
By: Ardsley Partners I GP LLC, General Partner

/s/ Steve Napoli
Signature

Steve Napoli/Member of its general partner

October 28, 2019
Date

* Executed by Steve Napoli as Attorney-in-Fact for Philip J. Hempleman. The Power of Attorney for Mr. Hempleman is attached as Exhibit 2 to the Statement on Schedule 13G/A with respect to the Common Stock of Vaxgen, Inc., filed on February 15, 2006, and is incorporated herein by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)